Sasol Limited Group

OUR STRATEGY

Guided by our vision and purpose, our strategic focus areas are based on three growth pillars: Upstream, Energy and Chemicals. Our **Upstream pillar** is geared to grow our oil and integrated gas business. Through our **Energy pillar,** we will expand our liquid fuels marketing and gas-to-power in Southern Africa, while growing selective gas-to-liquid globally.

STRATEGIC OBJECTIVES

UPSTREAM

- Deliver low-cost feedstocks in Southern Africa
- Grow economically attractive upstream resources in Southern Africa

OPERATIONS

- Continuously improve existing asset base and maintain technological lead
- Drive world-class safe operations to support growth

ENERGY

- Optimise liquid fuels marketing channels
- Deliver selective GTL opportunities and grow low-carbon power generation

CHEMICALS

- Drive value chain optimisation
- Drive selective growth based on feedstock, market and/or technology advantage

KPIs TO MEASURE PERFORMANCE

Return on invested capital (ROIC)
Target: Capital portfolio to deliver return on capital invested of 18,3%

Quality-based earnings growth
Target: 8% US dollar EBIT growth

Net debt-to-EBITDA
Target: Maintain a net debt-to-EBITDA ratio of <2,0 times

Gearing
Target: Achieve a gearing level of 20% – 40% (Temporarily lifted to 44% until the end of 2018)

Safety
Target: RCR of less than 0,3 by 2020

Greenhouse gas emissions
Target: To maintain direct GHG emissions from our South African operations within 302mt of CO_2e over calender years 2016 – 2020.

Broad-Based Black Economic Empowerment
Target: Level 4 by 2020

ROBUST FOUNDATION

- Protect our competitive advantage by ensuring that we can proactively respond to market and regulatory changes
- Proactively manage financial risks and protect the balance sheet
- Improving efficiency and effectiveness of our operations use digitalisation as an enabler to improve efficiency and effectiveness of our operations and reduce our cost base

ENABLED BY

Effective allocation of capital
Values-driven, diverse and high-performing organisation

REMUNERATION POLICY AND PROCESS

Sasol's remuneration policy is designed to enable the delivery of the Group's strategy in a safe, reliable and sustainable manner.

The aim of our **Chemicals pillar** is to grow our ethylene and derivative businesses, in addition to delivering incremental high-return growth in differentiated products. Underpinning these growth pillars is our strategic focus to nurture and grow our existing Southern African and global value chain to ensure long-term sustainability.

	DELIVERY IN 2017	NEAR-TO-MEDIUM FOCUS
UPSTREAM	• Drilled first six wells in PSA licence area, Mozambique • Increased PPA gas production on plant debottlenecking, Mozambique • Benefited from active well management of oil asset in Gabon	• Drill seven more wells in PSA licence area, Mozambique • Finalise terms for new exploration licences, Mozambique • Focus on oil opportunities in West Africa • Complete the Shondoni colliery, advance Impumelelo mine, South Africa • Ensure feedstock security of gas beyond 2034
OPERATIONS	• Improved overall safety performance • Increased production volumes across most of the value chain • Advanced volatile organic compounds abatement project, South Africa • Achieved record volumes at Secunda Synfuels	• Install 17th air separation unit, Secunda South Africa • Continue investigating solutions to meet air quality standards post 2020, South Africa
ENERGY	• Increased liquid fuels retail network, South Africa • Expanded capacity of ROMPCO Mozambique-to-South Africa gas pipeline • Licensed FT GTL technology, Uzbekistan • Increased capacity utilisation at ORYX GTL joint venture, Qatar	• Grow fuel retail presence in Southern Africa • Maintain excellent utilisation rates and safety at ORYX GTL, Qatar • Continue to engage with potential GTL technology licensees • Consider gas-to-power opportunities in South Africa • Investigate further investment opportunities in Southern Mozambique
CHEMICALS	• Benefited significantly from C3 expansion project, South Africa • Progressed construction of HDPE joint venture and LCCP, United States • Completed wax expansion project, South Africa	• Develop incremental growth and merger and acquisition opportunities within our chemicals portfolio • Complete joint venture HDPE plant, United States • Secure customers for new US products • Pilot project to transform customer experience using digital platforms • Deliver LCCP within revised cost estimate and schedule

ROBUST FOUNDATION

DELIVERY IN 2017

- Achieved BPEP target of R5,4 billion a year earlier than previous market guidance
- Evolved our risk management approach to integrate in our financial management processes by identifying key undesirable events and mitigating controls
- Defined capital allocation guidelines to ensure that capital is allocated optimally to deliver superior returns to stakeholders
- Focused on improving ROIC through asset reviews, hedging, cost containment and risk mitigation
- Formally developed a digital roadmap

NEAR-TO-MEDIUM FOCUS

- Focus on continuous improvement to address the structural shift in the energy prices by sustainably improving our margin contribution and cost base delivery
- Use digital solutions to drive cost competitiveness
- Continue to review assets to repair or divest to increase our ROIC
- Communicate refined strategy and capital allocation choices to the capital markets
- Improve project execution by implementing lessons learnt from previous projects